UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2009, as amended on June 24, 2009, July 2, 2009, and July 10, 2009 (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), relating to the offer (the “Offer”) by APC II Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Intel Corporation, a Delaware corporation (“Intel” or “Parent”), as set forth in a Tender Offer Statement filed by Intel and Purchaser on Schedule TO, dated June 11, 2009, as amended on June 16, 2009, June 24, 2009, July 2, 2009, and July 10, 2009 (as previously filed with the SEC, collectively, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”) of Wind River, at a purchase price of $11.50 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9, as amended, is incorporated in this Amendment No. 4, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by including the following:

(j) The Offer

The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, July 15, 2009. According to Computershare Trust Company, N.A., the depositary for the Offer, approximately 69,345,366 Shares were validly tendered in the Offer and not withdrawn, representing approximately 89% of the outstanding Shares. Purchaser has accepted for payment all tendered Shares.

On July 16, 2009, Purchaser exercised the Top-Up Option. On July 16, 2009, Purchaser purchased from the Company an additional 8,905,243 Shares. As a result of the exercise of the Top-Up Option, Parent and Purchaser collectively control at least 90% of the outstanding Shares.

Purchaser has effected the Merger through a short-form merger. As a result of the consummation of the Merger, each Share not tendered pursuant to the Offer represents the right to receive cash in an amount per Share equal to $11.50 (or any other per Share price paid in the Offer) without interest and less any required withholding taxes (other than Shares that are held by (i) Purchaser, Parent, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist or (ii) stockholders, if any, who properly exercise their dissenters’ rights under the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIND RIVER SYSTEMS, INC.

By:	/s/ Ian R. Halifax
Ian R. Halifax
Senior Vice President, Finance and Administration, and Chief Financial Officer
Dated: July 16, 2009